

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Michael M. Nolan
Vice President, Chief Financial Officer
and Treasurer
Albany Molecular Research, Inc.
26 Corporate Circle
Albany, New York 12212

Re: Albany Molecular Research, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 000-25323

Dear Mr. Nolan:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Business
Service Offerings, page 5

1.   Please provide us proposed disclosure to be included in future periodic reports that provides the backlog disclosures required by Item 101(c)(1)(viii) of Regulation S-K.

Consolidated Financial Statements
Notes to Consolidated Financial Statements, page F-10

2.   Please refer to your disclosure of licensing agreements on page 10. For each agreement that includes milestones, please provide us proposed disclosure to be included in future periodic reports that provides the information required by ASC 605-28-50-2.

2. Business Combinations, page F-15

3.   Please provide us proposed disclosure to be included in future periodic reports that removes reference to the allocation of the purchase price, as this term is a construct of the purchase method. Under the acquisition method, ASC Topic 805, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired. Also, your proposed disclosure should specify how you record acquisition-related costs, contingent consideration, and disclose the methods and assumptions used to value contingent consideration.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald Abbott at (202) 551-3608 or Mark Brunhofer at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant